Exhibit 10(b)

MANAGERS AMG FUNDS

ADDENDUM TO

AMENDED AND RESTATED PLAN OF DISTRIBUTION ADOPTED

PURSUANT TO RULE 12b-1 (“RULE 12b-1 PLAN”)

With respect to the Class A shares of the GW&K Multi-Cap Equity Fund (the “Fund”), the maximum expenditures to be made pursuant to the Rule 12b-1 Plan shall be at an annual rate of 0.25% of the average daily value of the net assets represented by the Fund’s Class A shares.

Dated: July 29, 2008